PRIVATE OFFERING NOTICE

                               [OBJECT OMITTED]

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C

                           Accelerated Return Notes
             Linked to the Amex Biotechnology Index(SM)
                             due September , 2006
                                 (the "Notes")
           US$10 original public offering price per unit

                            Private Offering Notice

                                 Summary Terms

The Notes:

o The Notes are designed for investors who are seeking exposure to the Amex Biotechnology Index (the "Index"), willing to forego interest payments on the Notes and willing to accept a return that will not exceed the limit described in the attached offering document.

o There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

o  The Notes will not be listed on any securities exchange.

o The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled "Medium-Term Notes, Series C" and will
   have the CUSIP No.:        .

o The Notes are made available to each investor outside of the United States in a minimum initial investment of US$50,000 or any other amount, and subject to any other restrictions, as may be applicable to an investor under the private offering rules of any jurisdiction outside of the United States.

o  Expected settlement date: March , 2005.

Payment on the maturity date:

o The amount an investor receives on the maturity date will be based upon the percentage change in the level of the Index over the term of the Notes.

o If the level of the Index has increased, on the maturity date an investor will receive a payment per unit equal to $10 plus triple the percentage increase of the Index, up to a maximum payment expected to be between $11.40 and $11.80 per unit.

o If the level of the Index has decreased, on the maturity date an investor will receive a payment per unit based upon that percentage decrease and as a result, an investor may receive less, and possibly significantly less, than the $10 original public offering price per unit.

The Notes the subject of the attached offering document (the "Offering Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.

                            PRIVATE OFFERING NOTICE

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This Notice and the Offering Document have been issued by the Company for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to risk factors on pages PS-6 to PS-8 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

      (a) The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

      (b) The price and value of the Notes and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

      (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

      (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Notes.

      (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

      (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.

                   The date of this Notice is March 7, 2005

This Notice supplements the Preliminary Pricing Supplement, dated March 7, 2005, and the Prospectus Supplement and Prospectus, dated February 25, 2005.